UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr.
Pirate Capital LLC 200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854
(203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					855,600 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					2,186,900 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					2,186,900 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					16% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					1,331,300** (See Item 5)


				8 	SHARED VOTING POWER
					855,600** (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					2,186,900** (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					2,186,900** (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	16%** (See Item 4)


				14	TYPE OF REPORTING PERSON*
					IN

** The preceding interest does not include 15,000 options beneficially owned and held directly by Thomas R. Hudson Jr.


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This is amendment no. 13 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on July 6, 2004.
Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 2,186,900 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund
Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or
ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. Including commissions and other fees, a total of $29,072,427.02 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

Pirate Capital LLC ("Pirate Capital") originally acquired the Shares owned by them for investment purposes.

On February 24, 2005, in accordance with Section 2.4(a) of the Bylaws of Cornell Companies, Inc. (the "Company"), Jolly Roger Fund LP, an affiliate of Pirate Capital LLC, sent a letter (the "Nomination Letter") to the Company to provide notice of its intent to nominate Leon Clements, Zachary R. George, Todd Goodwin, Thomas R. Hudson Jr., Alfred Jay Moran, Jr., Sally Walker and Richard Crane (collectively, the "Pirate Nominees") for election as Directors at the Company's 2005 Annual Meeting of Stockholders (the "Annual Meeting"). The Nomination Letter was filed as an exhibit to Pirate's Schedule 13D/A filed with the Securities and Exchange Commission on February 25, 2005.

On April 5, 2005, Pirate Capital, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Mint Master Fund, Ltd. (the "Pirate Group") filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the Pirate Nominees. The Pirate Group filed an amendment to the preliminary proxy statement on April 29, 2004.
Pirate Capital intended to solicit proxies, in opposition to the proxy solicitation expected to be conducted by the Company's current management, for the purpose of electing the Pirate Nominees and replacing the current directors of the Company.

On May 17, 2005, Pirate Capital entered into a letter agreement with the Company effective as of May 18, 2005 (the "Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, the Company agreed to (a) nominate nine (9) nominees for election at the Annual Meeting, including the seven Pirate Nominees; (b) solicit proxies for the election of the Pirate Nominees at the Annual Meeting; and (c) reimburse Pirate Capital for up to $750,000 in reasonable expenses in connection with the proxy solicitation, the Annual Meeting and the negotiation and execution of the Settlement Agreement.

Pursuant to the terms of the Settlement Agreement, Pirate Capital agreed to (i) cease any and all efforts with respect to its proxy solicitation; and (ii) subject to certain exceptions, not engage as a participant in a Rule 13e-3 transaction with respect to Cornell prior to July 31, 2007.

On June 30, 2005, the Company announced the election of the Pirate Nominees and the re-election of board members Anthony R. Chase and
D. Stephen Slack at the 2005 Annual Meeting.

On July 5, 2005, the Company announced the expansion of the board of directors to 10 and the election of James E. Hyman as Chairman. The Company also announced that Thomas R. Hudson Jr. had been named lead director and that the expiration date of the shareholder rights plan had been accelerated to July 8, 2005.

On August 11, 2005, Pirate Capital entered into a trading plan (the "Trading Plan") with Greenwich Prime Trading Group LLC, that complies with Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934. The Trading Plan is effective from August 22, 2005 to November 9, 2005 and will enable Pirate Capital to purchase up to 2,500,000 shares.

Except as set forth herein, Pirate Capital reserves the right to change its plans and to take any and all actions that Pirate Capital may deem appropriate to maximize the value of its investment in the Company, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by Pirate Capital in the open market or in privately negotiated transactions, (c) communicating with other stockholders or (d) formulating other plans or proposals regarding the Company or its securities, in each case to the extent deemed advisable by Pirate Capital in light of Pirate's general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 855,600 of the Shares and sole disposition power with respect to 2,186,900 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 1,331,300 of the Shares and shared voting power with respect to 855,600 of the Shares and shared disposition power with respect to 2,186,900 of the Shares;

The preceding interest does not include 15,000 options beneficially owned and held directly by Thomas R. Hudson Jr.

(b) All of the Shares were purchased by the Holders in open market transactions. The following purchases were made by the Holders in the last sixty days. Prices include commissions and other fees.

Jolly Roger Offshore Ltd.

Date	   	Shares 		Price
8/11/05		154,100		13.25
8/15/05		19,200		13.61
8/16/05		5,300		14.01
8/17/05		600		14.27
8/18/05		900		14.27
8/19/05		600		14.52
8/22/05		4,400		14.46


Jolly Roger Fund LP
Date	   	Shares 		Price
8/23/05		2,600		14.49



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to securities of the Company with any persons except as set forth in Item 4 above.



Item 7. Material to Be Filed as Exhibits

	None



Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2005

			Pirate Capital LLC



		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager